Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Sandspring Resources Ltd. (“Sandspring”)
8000 South Chester Street, Suite 375
Centennial CO, 80112 USA

Item 2     Date of Material Change

November 10, 2011

Item 3     News Release

A news release was disseminated through the facilities of Marketwire and subsequently filed on SEDAR.

Item 4     Summary of Material Change

Sandspring announced that it has signed a mineral agreement with the government of Guyana during ceremonies at the Office of the President on November 9, 2011 in Georgetown, Guyana.

Item 5     Full Description of Material Change

Sandspring announced that it has signed a mineral agreement (the “Mineral Agreement”) with the government of Guyana during ceremonies at the Office of the President on November 9, 2011 in Georgetown, Guyana. This is the first comprehensive Mineral Agreement in the gold sector in Guyana since the Omai Agreement in 1991.

The Mineral Agreement details all fiscal, property, import-export procedures, taxation provisions and other related conditions for the continued exploration, mine development and operation of the open pit mine at Sandspring’s Toroparu Gold Project (“Toroparu”).

The key fiscal terms are:
•	a newly implemented two-tiered gold royalty structure of 5% of gold sales at gold prices up to US$1,000/oz. and 8% of gold sales at gold prices above US$1,000/oz.;
•	a royalty of 1.5% on sales of copper and other valuable minerals;
•	a corporate income tax rate of 30% and no withholding tax on interest payments to lenders; and
•
duty and value added tax exemptions on all imports of equipment and materials for all continuing operations at Toroparu, including the construction and operation of a planned port facility, road and power improvements and the construction and operation of the mine at Toroparu.

Under the Mineral Agreement, there are two pre-conditions to the issuance of a mining license for Toroparu: (i) issuance of an Environmental Authorization by the Guyana Environmental Protection Agency and (ii) delivery of a feasibility study to the government of Guyana.  Sandspring is in the final stages of securing the Environmental Authorization for mining operations at Toroparu, pre-feasibility work has commenced, and subject to a positive pre-feasibility study the Company intends to proceed thereafter through to feasibility.

Item 6     Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rich Munson, Chief Executive Officer at (720) 854-0104.

Item 9     Date of Report

November 21, 2011

This material change report includes certain forward-looking statements, within the meaning of applicable Canadian securities legislation, concerning the continued exploration, mine development and mining operations at the Toroparu Project, including expectations with respect to obtaining environmental authorization, obtaining a mining license and completing a feasibility study, which are based on management’s reasonable assumptions, beliefs, expectations and intentions as of the date hereof.  Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including the speculative nature of mineral exploration and development, fluctuating commodity prices, the Company’s successful expansion of its mining team and the advancement of the Toroparu deposit toward feasibility and obtaining positive results from ongoing evaluation and testing of multiple gold targets located elsewhere in the Company’s landholdings, among other risks as described in more detail in our recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward looking-statements and we caution against placing undue reliance thereon. The forward-looking statements contained herein are provided for the purposes of assisting investors in understanding the Company’s expectations and intentions in connection with its Toroparu Project, and may not be suitable for other purposes. Sandspring has an ongoing obligation to disclose material information as it becomes available.